Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” and to the use of our report dated March 8, 2013 (except for the reporting and display of earnings per share as described in Note 12, as to which the date is March 21, 2013) in the Registration Statement (Form S-1) and related Prospectus of CDW Corporation for the registration of shares of its common stock.

/s/ Ernst & Young LLP

Chicago, IL

March 21, 2013